SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPORT-HALEY, INC.
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(Name of Issuer)

Common Stock, no par value
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(Title of Class of Securities)

848925103
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(CUSIP Number)

J. Keith Benedict
1601 Elm Street, Suite 4000
Dallas, Texas 75201
(214) 720-1600
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2000
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(Date of Event Which Requires Filing
of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NUMBER 848925103

(1)	Name of Reporting Persons.		Catalyst Master Fund, L.P.

	I.R.S. Identification
	Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a		(a) [ ]
	Member of a Group (see instructions)		(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (see instructions)		WC

(5)	Check if Disclosure of Legal		[ ]
	Proceedings is Required Pursuant
	to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

	Number of Shares
		(7) Sole Voting	210,085
		Power
	Beneficially
		(8) Shared Voting	0
	Owned by Each	Power

	Reporting Person	(9) Sole Dispositive	210,085
		Power
	with:
		(10) Shared Dispositive	0
		Power

(11)	Aggregate Amount Beneficially Owned		210,085
	by Each Reporting Person

(12)	Check if the Aggregate Amount in		[ ]
	Row (11) Excludes Certain Shares (see instructions)

(13)	Percent of Class Represented by		5.8%
	Amount in Row (11)

(14)	Type of Reporting Person (see instructions)		PN

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SCHEDULE 13D
Filed Pursuant to Rule 13d-2

ITEM 1.   Security and Issuer.

      This Amendment No. 1 to the Statement on Schedule 13D (this "Statement") relates to common stock, no par value (the "Common Stock"), of SPORT-HALEY, INC., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4600 E. 48th Avenue, Denver, Colorado 80216. This Statement amends and supplements the Statement on Schedule 13D originally filed by the Reporting Person (as defined therein) on October 4, 1999.

ITEM 2.  Identity and Background.

      The response to Item 2 is hereby amended as follows:

The response to Item 2 is hereby amended to delete each and every reference to Newcastle Partners, L.P. ("Newcastle") and Mark E. Schwarz therefrom due to the fact that Mr. Schwarz, the general partner of Newcastle, can no longer reasonably be deemed to be affiliated with Catalyst Master Fund, L.P. Accordingly, the terms "Reporting Person" and "Controlling Persons" as used herein shall not be deemed to include either Newcastle or Mr. Schwarz.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      The response to Item 3 is hereby amended and restated to read in its entirety as follows:

This Statement is being filed as a result of a material decrease in the percentage of the Common Stock beneficially owned by the Reporting Persons. Specifically, the decrease occurred as a result of the following transactions in the shares of Common Stock of the Issuer:

Trade Date	Transaction	Shares	Price/SH
April 10, 2000	Open Market Sale	9,400	$5.12
April 10, 2000	Open Market Sale	1,300	$5.00
April 13, 2000	Open Market Purchase	1,000	$5.00
June 30, 2000	Open Market Sale	121,000	$4.25

3.

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ITEM  4.  Purpose of Transaction.

    Not Amended.

ITEM  5.  Interest in Securities of the Issuer.

    The response to Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	As of June 30, 2000, the Reporting Person beneficially owned 210,085 shares of the Common Stock representing 5.8% of the Common Stock outstanding (based on 3,650,385 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the Quarter Ended March 31, 2000).

Each of Catalyst GP, Ltd., as the general partner of Catalyst, and Clark K. Hunt, Jonathon Bren and Mark Graham, Directors of Catalyst GP, Ltd. and of Catalyst Asset Management Limited, the investment manager of Catalyst, may be deemed to be the beneficial owners of the Common Stock held by Catalyst pursuant to Rule 13d-3 of the Act, although each of the foregoing disclaims beneficial ownership thereof.

(b)	REPORTING PERSON

Catalyst would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock held by it.

CONTROLLING PERSONS

Catalyst GP, Ltd. as the general partner of Catalyst, and Clark K. Hunt, Jonathon Bren and Mark Graham, Directors of Catalyst GP, Ltd. and of Catalyst Asset Management Limited, the investment manager of Catalyst, would have the sole power to vote or to limit the vote and to dispose or to direct the disposition of the Common Stock held by Catalyst, although each of the foregoing disclaims beneficial ownership thereof.

(c)	Catalyst has sold an aggregate of 131,700 shares of Common Stock on the open market within the last 60 days for aggregate proceeds totaling $568,878. In addition, Catalyst has purchased 1,300 shares on the open market during this same period for aggregate consideration totaling $5,000.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  Contracts, Arrangements, or Understandings or Relationships with Respect to
                Securities of the Issuer.

4.

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            Not amended.

ITEM 7.   Material to be Filed as Exhibits.

            Not amended.

5.

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      After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July __, 2000

CATALYST MASTER FUND, L.P.

By: Catalyst GP, Ltd.,
its general partner
By: J. Keith Benedict, Vice President

Attention: Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. 1001).

6.